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18007913

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APR 3 0 2018

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-27533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/17 (MM/DD/YY) AND ENDING 02/28/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARON CAPITAL, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10153 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BARON 212-583-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLp
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARON CAPITAL, INC, as of February 28, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

KRISTINE TREGLIA
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. 02TR6165392
COMMISSION EXPIRES MAY 7, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARON CAPITAL, INC.

(a wholly owned subsidiary of Baron Capital Group, Inc.)

FINANCIAL STATEMENTS

FEBRUARY 28, 2018

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Baron Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Baron Capital Inc. (the "Company") as of February 28, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 28, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2002.

EISNERAMPER LLP
New York, New York
April 27, 2018

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2018

ASSETS	
Cash	$ 13,734,363
Other assets	250,816
	$ 13,985,179
LIABILITIES	
Due to affiliate	$ 2,272,049
Accrued expenses and other liabilities	4,717,500
Current taxes payable	189,524
Commitments	7,179,073
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,705,941
	6,806,106
	$ 13,985,179

See notes to financial statements

BARON CAPITAL, INC.

Notes to Financial Statements
February 28, 2018

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. (the "Parent"), is a registered limited purpose broker-dealer and the distributor of the shares of sixteen affiliated regulated investment companies operating pursuant to a distribution plan under Rule 12b-1 of the Investment Company Act of 1940.

The Company is a member of affiliated entities under common control from which it derives 100% of its revenue. The Company shares office, administrative and occupancy expenses with its Parent and two affiliated corporations, BAMCO, Inc. ("BAMCO") and Baron Capital Management, Inc. ("BCM"). BAMCO and BCM are registered investment advisers under the Investment Advisers Act of 1940. The Company recognizes its share of such expenses based on a pro-rata allocation of these costs. These expenses are apportioned by a formula determined by management. The expenses and the operating results may not be indicative of what the results of operations would have been if the Company were a stand-alone entity and these differences could be material. The amount due to affiliate as of February 28, 2018 represents an intercompany payable. BAMCO is the lessee for the office space shared by the Company and its affiliates subject to lease agreements expiring on May 31, 2035.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At February 28, 2018, the company did not hold any cash equivalents.

[2] Revenue recognition:

The Company receives distribution fees from affiliated regulated investment companies that are calculated as a percentage of daily average net assets and are paid on a monthly basis. The Company recognizes this revenue in the period earned.

[3] Use of estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[4] Financial instruments:

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash (Level 1) and due to affiliate (Level 2).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Recent accounting pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. At February 28, 2018, the Company had no deferred tax assets or liabilities.

The Company's results from operations are included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis in most jurisdictions. It is the Parent's policy to allocate a provision for income taxes to the Company based on the tax that would have been determined on a separate tax return basis. BAMCO paid most of the income taxes for the benefit of the Company and the payments are included in the intercompany payable. The State of California is currently examining the consolidated tax returns for years ended February 28, 2015 and February 29, 2016. In addition, New York State is currently examining the consolidated tax returns February 29, 2012, February 28, 2013, February 28, 2014, and February 28, 2015.

NOTE D - CONCENTRATION OF CREDIT RISK

Included in accrued expenses and other liabilities are $4,650,000 of distribution fees due to various brokers, dealers or other financial intermediaries.

At February 28, 2018, all cash in the statement of financial condition was held at one financial institution.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan (the "Plan"). BCM and BAMCO also participate in the Plan. The expense is allocated to the Company by a formula determined by management. The Plan provides for profit-sharing and safe harbor contributions. All employees who have completed one thousand hours of service within the Plan year, are employed by the Company on the last day of the Plan year and have attained 21 years of age are eligible to participate in the profit-sharing contribution. The profit-sharing contribution percentage is determined at the discretion of senior management. In addition, all employees are eligible for a 3% safe harbor contribution. Plan contributions are based on the compensation of the participants and are fully vested. For the year ended February 28, 2018, the Company's pro rata allocation to the Plan was $555,124. This amount is included in employee compensation and benefits in the statement of operations.

NOTE F - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2018, the Company had net capital of $6,555,290, which is $6,076,685 in excess of its required net capital of $478,605. The Company's ratio of aggregate indebtedness to net capital was 1.10 to 1.

The Company is exempt from the provisions of Rule 15c3-3 based on paragraph (k)(1).

NOTE G - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of sixteen affiliated regulated investment companies. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company received distribution fees of $23,736,775, which partially offset $63,687,380 of direct and allocated mutual fund selling expenses.

BAMCO reimbursed the Company $46,710,000 for the excess selling expenses and other general, administrative and occupancy expenses of the Company.

Due to affiliate includes amounts owed to an affiliated entity under common control for office, administrative, and occupancy expenses.